# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shutterstock, Inc., CIK 0001549346
CUSIP: 825690100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 350 Fifth Avenue, 20th Floor, New York, New York (NY), 10118
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0001559639-16-000005
Filed by CIK 0001559639
Persons authorized to receive notices and communications: Jonathan Oringer, Shutterstock, Inc., 350 Fifth Avenue, 20th Floor, New York, New York (NY), 10118, 646-766-1855

## Reporting persons
- Oringer Jonathan (CIK 0001559639): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,040,701; shared voting power 0; sole dispositive power 11,040,701; shared dispositive power 0; aggregate amount beneficially owned 11,040,701 (31.5% of the class)
  Comment: The total number of shares reported as beneficially owned herein includes options to purchase, in the aggregate, 263,742 shares of Common Stock of the Issuer that have vested and are exercisable within 60 days hereof (the "Vested Options"). The beneficial ownership percentage is based on 34,829,638 shares of Common Stock of the Issuer outstanding as of January 3, 2025, based on information disclosed by the Issuer in Exhibit 2.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 7, 2025, plus the 263,742 Vested Options.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Shutterstock, Inc.
Address of issuer's principal executive offices: 350 Fifth Avenue, 20th Floor, New York, New York (NY), 10118
Comment: This Amendment No. 9 ("Amendment No. 9") is being filed by Jonathan Oringer and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 17, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1, dated August 5, 2020 ("Amendment No. 1"), as amended by Amendment No. 2, dated August 14, 2020 ("Amendment No. 2"), as amended by Amendment No. 3, dated January 4, 2021 ("Amendment No. 3"), as amended by Amendment No. 4, dated May 4, 2021 ("Amendment No. 4"), as amended by Amendment No. 5, dated August 11, 2021 ("Amendment No. 5"), as amended by Amendment No. 6, dated December 8, 2021 ("Amendment No. 6"), as amended by Amendment No. 7, dated May 6, 2022 ("Amendment No. 7"), as amended by Amendment No. 8, dated June 8, 2023 ("Amendment No. 8" and the Original Schedule 13D, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, the "Schedule 13D"). Information contained in the Schedule 13D remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 9. All capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Oringer beneficially owns an aggregate of 11,040,701 shares of Common Stock that were acquired by Mr. Oringer over several years through various means, including (i) shares issued to Mr. Oringer in connection with the Issuer's initial public offering, (ii) options to purchase, in the aggregate, 263,742 shares of Common Stock under the Issuer's Amended and Restated 2012 Omnibus Equity Incentive Plan that have vested and are exercisable within 60 days hereof, granted to Mr. Oringer by the Issuer in connection with his service as the Issuer's then Chief Executive Officer (the "Vested Options"), (iii) shares issued to Mr. Oringer upon the 2023 vesting of performance-based restricted stock unit awards granted in 2020, 2021 and 2022, and (iv) shares issued to Mr. Oringer upon the 2024 vesting of performance-based restricted stock unit awards granted in 2022 and 2023.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Merger Agreement

Pursuant to the Agreement and Plan of Merger, dated as of January 6, 2025 (the "Merger Agreement"), by and among the Issuer, Grammy HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of Issuer ("HoldCo"), Grammy Merger Sub One, Inc., a Delaware corporation and a direct wholly owned subsidiary of HoldCo ("Merger Sub 1"), Getty Images Holdings, Inc., a Delaware corporation ("Parent"), Grammy Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub 2"), and Grammy Merger Sub 3, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent ("Merger Sub 3"), and subject to the terms and conditions set forth therein, (a) Merger Sub 1 will be merged with and into Issuer, with Issuer surviving such merger as a wholly owned subsidiary of HoldCo, immediately followed by a conversion of Issuer into a Delaware limited liability company, (b) Merger Sub 2 will be merged with and into HoldCo (the "Second Merger"), with HoldCo surviving the Second Merger as a wholly owned subsidiary of Parent and (c) immediately after the Second Merger, HoldCo will be merged with and into Merger Sub 3 (the "Third Merger"), with Merger Sub 3 surviving the Third Merger as a wholly owned subsidiary of Parent.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Person entered into a Voting and Support Agreement with Parent (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, the Reporting Person has agreed (solely in his capacity as a stockholder of the Issuer), among other things, to vote or cause to be voted (including by proxy) all of the Shares (as defined in the Voting Agreement) (A) in favor of (I) the First Merger (as defined in the Merger Agreement), the Second Merger (as defined in the Merger Agreement) and the adoption of the Merger Agreement, (II) any other matters necessary for consummation of the First Merger, the Second Merger and the other transactions contemplated by the Merger Agreement in accordance with the terms thereof, and (III) the adjournment of any meeting of the Issuer's stockholders in accordance with the terms of the Merger Agreement, and (B) against any Company Takeover Proposal (as defined in the Merger Agreement) or any action, agreement, transaction or proposal that would reasonably be expected to (a) result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Reporting Person under the Voting Agreement, (b) result in any of the conditions to the consummation of the Transactions (as defined in the Merger Agreement) set forth in Article VI of the Merger Agreement not being fulfilled or satisfied prior to the Expiration Time (as defined in the Voting Agreement) or (c) otherwise prevent or materially delay, impede, interfere with or impair or otherwise materially and adversely affect the consummation of the Transactions and the other transactions contemplated by the Merger Agreement in accordance with the terms thereof. The Voting Agreement also contains certain restrictions on the transfer by the Reporting Person of shares of Common Stock, subject to certain exceptions.

Subject to the terms of the Voting Agreement, the Voting Agreement shall automatically terminate upon the earliest to occur of (a) the Effective Time (as defined in the Merger Agreement), (b) the valid termination of the Merger Agreement in accordance with its terms, (c) the mutual written consent of Parent and the Reporting Person or (d) with respect to the Reporting Person, the time of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or type (or mix thereof) of, imposes any restrictions or conditions on the Reporting Person's right to receive, or otherwise adversely affects the form, type or amount of, all or any portion of the Merger Consideration (as defined in the Merger Agreement) payable to the Reporting Person pursuant to the Merger Agreement as in effect on the date thereof.

Additionally, prior to the Expiration Time and subject to the other terms of the Voting Agreement, the Reporting Person appointed Parent and any designee of Parent, and each of them individually, his proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote the Shares at the Company Stockholders Meeting (as defined in the Merger Agreement) or at any other meeting of the holders of Company Common Stock (as defined in the Merger Agreement) called to consider any of the Required Vote Matters (as defined in the Voting Agreement) in accordance with, and solely with respect to, the matters set forth in the Voting Agreement; provided, that the proxy and power of attorney granted by the Reporting Person shall be effective if, and only if, the Reporting Person failed to comply with his obligations under, or attempted or purported to vote (or provide consent with respect to) any Shares in a manner inconsistent with, his obligations under the terms of the Voting Agreement, as applicable.

The foregoing description of the Voting Agreement is qualified by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

Mr. Oringer beneficially owns an aggregate of 11,040,701 shares of Common Stock, representing approximately 31.5% of the outstanding Common Stock, as to which Mr. Oringer has sole dispositive and voting power. The ownership percentage set forth above is based upon 34,829,638 shares of Common Stock of the Issuer outstanding as of January 3, 2025, based on information disclosed by the Issuer in Exhibit 2.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 7, 2025, plus the 263,742 Vested Options.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the disclosure under Item 4 of this Amendment No. 9.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

99.3. Voting Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 7, 2025)

## Signatures
- Oringer Jonathan: /s/ Jonathan Oringer, Jonathan Oringer (01/08/2025)